SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F      X      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

News Release

CNH Reports Significantly Improved First Quarter Results

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (April 28, 2004) CNH Global N.V. (NYSE:CNH) today reported first quarter net income of $4 million compared to a first quarter 2003 net loss of $40 million, excluding restructuring charges in both periods. In the first quarter of 2004, CNH took a $13 million restructuring charge, net of tax, related primarily to the execution of its manufacturing rationalization plan. Including this restructuring charge, the company recorded a first quarter 2004 net loss of $.07 per share, compared to a first quarter of 2003 net loss of $.35 per share, which included restructuring charges of $6 million, net of tax.

“The improved margins and higher volumes we saw in the first quarter are the direct result of our product renewal program,” Paolo Monferino, CNH president and chief executive officer said. “Thanks to strong sales in the Americas, particularly for combines, CNH is off to a good start in 2004. As our recently launched products become more widely available, and more new products enter production, our bottom line should benefit through the second half of the year.”

First quarter sales of agricultural equipment. Net sales of agricultural equipment increased to $1.919 billion for the quarter, compared to $1.600 billion for the first quarter of 2003. The increase in revenues from the sale of agricultural equipment was due mainly to improved volume and pricing in North and Latin America, as well as currency variations.

First quarter 2004 North American industry unit sales of over-40 horsepower agricultural tractors increased significantly compared to the same period last year, while combine sales were up slightly. In Western Europe, industry unit sales of tractors were unchanged from year-earlier levels; industry sales of combines declined moderately, however. Industry sales in Latin America were up substantially in the quarter for both combines and tractors.

During the quarter, retail unit sales of CNH agricultural equipment increased in nearly all markets, with the greatest gains coming from combines, where the company gained share in all three major regions. Retail sales of the company’s over-40 horsepower tractors increased in North and Latin America, but declined slightly in Western Europe.

First quarter sales of construction equipment. Net sales of construction equipment totaled $744 million, compared to $677 million for the first quarter of 2003. Much

- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -

improved wholesale activity in North America, along with currency variations, were partially offset by lower than expected wholesales in Europe.

First quarter industry sales of heavy equipment improved dramatically in North America and Asia, and increased slightly in Western Europe. Industry sales of light equipment showed moderate to significant gains in all regions.

Retail unit sales of CNH heavy construction equipment increased in North and Latin America, as did sales of most lines of light equipment. First quarter retail sales of CNH construction equipment in North America were constrained by limited availability of certain models, particularly backhoe loaders. In Western Europe retail sales of CNH heavy and light equipment declined more than expected for nearly all product lines.

Equipment Operations first quarter financial results. First quarter net sales of equipment were $2.663 billion, compared to $2.277 billion for the same period in 2003. Net of currency variations, sales increased by 7% compared to the same period last year.

CNH Equipment Operations’ first quarter gross margin improved year-over-year, reflecting the positive impact of pricing, currency variations, reduced product cost, and volume increases in both the agricultural and construction equipment businesses. The improvement in gross margin was the primary factor driving the company’s first quarter industrial operating margin of $117 million, or 4.4% of net sales, compared to $50 million, or 2.2% of net sales, in the first quarter of 2003.

CNH Equipment Operations adjusted EBITDA was $128 million for the quarter compared to $65 million in the same period last year. Interest coverage was 2.0 times for the first quarter of 2004, compared to 1.0 times for the same period last year.

Financial Services first quarter financial results. In the first quarter of 2004, CNH Capital reported net income of $27 million, compared to $6 million in the same period last year. The difference is due mainly to the timing of the company’s ABS transactions and lower risk costs in 2004. During the first quarter of 2004 the company completed the fulfillment of late-2003 ABS transactions, while in 2003, the first ABS transactions occurred in the second quarter. The steady improvement in the quality of CNH Capital’s loan portfolio accounts for the year-over-year reduction in bad debt expenses. The total managed portfolio at the end of the quarter increased by 2% compared to the December 31, 2003 level.

Balance sheet. Equipment Operations net debt was $1.944 billion on March 31, 2004, compared with $1.902 billion on December 31, 2003, reflecting the normal seasonal build up of working capital. Equipment Operations working capital was approximately $132 million higher on March 31, 2004 than on December 31, 2003, net of currency variations. The normal seasonal buildup of working capital in the first quarter of 2004 was somewhat less than in the first quarter of 2003.

Agricultural equipment market outlook for 2004. CNH expects North American industry sales of combines and over-40 horsepower tractors to remain strong in the second quarter and return to a more sustainable level of growth in the second half. In Europe, industry sales of tractors and combines are expected to decline slightly for the year. Industry sales in Latin America should be flat to up slightly from 2003 levels for the full year.

Construction equipment market outlook for 2004. Industry sales of both heavy and light construction equipment are expected to increase moderately in North America in 2004, although not at the exceptionally high level of industry sales seen in the first quarter. In

Western Europe, where there is still no clear sign of recovery, CNH continues to believe that industry sales of both heavy and light construction equipment should be flat.

CNH outlook for 2004. First quarter improvements in CNH’s industrial operating margin have confirmed the company’s confidence that new products launched in 2002 and 2003 will yield both higher volumes and improved pricing realization. These new products should position CNH to take full advantage of the growth now evident in most markets, strengthening the company’s bottom line in 2004.

Continued progress on the company’s profit improvement initiatives should also yield tangible results with most of the benefits in 2004 coming from CNH’s footprint rationalization actions. These initiatives, begun in 2000, have helped position CNH for continued bottom line growth in 2004 and beyond. In the current year, CNH expects to incur restructuring charges of about $100 million, pretax, as the company should complete most of its restructuring initiatives.

Through a combination of top line growth and stronger margins, CNH expects to achieve a 2004 improvement in the bottom line substantially better than what was achieved in 2003, excluding restructuring charges. Both the agricultural and construction equipment businesses are expected to be profitable, and CNH Capital’s contribution to the bottom line should increase moderately.

###

CNH management will hold a conference call later today to review its first quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “on track,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms, and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our multiple brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2003.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended
	March 31,
			%
	2004	2003	Change
Revenues:
Net sales
Agricultural Equipment	$1,919	$1,600	20%
Construction Equipment	744	677	10%

Total net sales	2,663	2,277	17%
Financial Services	151	133	14%
Eliminations and other	(7)	(13)

Total revenues	$2,807	$2,397	17%

Net sales:
North America	$1,196	$1,020	17%
Western Europe	898	830	8%
Latin America	232	120	93%
Rest of World	337	307	10%

Total net sales	$2,663	$2,277	17%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$2,663	$2,277	$2,663	$2,277	$—	$—
Finance and interest income	144	120	16	21	151	133

Total	2,807	2,397	2,679	2,298	151	133
Costs and Expenses
Cost of goods sold	2,249	1,939	2,249	1,939	—	—
Selling, general and administrative	281	270	232	218	48	52
Research and development	65	70	65	70	—	—
Restructuring	19	8	18	6	1	2
Interest expense	121	122	79	88	46	53
Interest compensation to Financial Services	—	—	25	18	—	—
Other, net	81	55	59	33	17	19

Total	2,816	2,464	2,727	2,372	112	126
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	27	6	2	2
Equipment Operations	2	2	2	2	—	—

Income (loss) before income taxes and minority interest	(5)	(63)	(19)	(66)	41	9
Income tax provision (benefit)	3	(17)	(11)	(20)	14	3
Minority interest	1	—	1	—	—	—

Net income (loss)	$(9)	$(46)	$(9)	$(46)	$27	$6

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring, net of tax	$0.03	($0.30)

EPS	($0.07)	($0.35)

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003	2004	2003
Assets
Cash and cash equivalents	$1,909	$1,944	$1,743	$1,801	$166	$143
Accounts, notes receivable and other — net	6,370	5,996	2,215	2,347	4,383	4,003
Intersegment notes receivable	—	—	920	1,012	—	—
Inventories	2,711	2,478	2,711	2,478	—	—
Property, plant and equipment — net	1,483	1,528	1,474	1,518	9	10
Equipment on operating leases — net	315	353	—	—	315	353
Investment in Financial Services	—	—	1,258	1,241	—	—
Investments in unconsolidated affiliates	443	429	375	364	68	65
Goodwill and intangibles	3,387	3,393	3,243	3,248	144	145
Other assets	2,495	2,540	2,126	2,141	369	399

Total Assets	$19,113	$18,661	$16,065	$16,150	$5,454	$5,118

Liabilities and Equity
Short-term debt	$2,328	$2,110	$1,522	$1,522	$806	$588
Intersegment short-term debt	—	—	—	—	220	312
Accounts payable	1,759	1,635	1,840	1,836	132	139
Long-term debt	4,972	4,886	3,085	3,193	1,887	1,693
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	5,201	5,156	4,765	4,725	451	445

Total Liabilities	14,260	13,787	11,212	11,276	4,196	3,877
Equity	4,853	4,874	4,853	4,874	1,258	1,241

Total Liabilities and Equity	$19,113	$18,661	$16,065	$16,150	$5,454	$5,118

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$5,391	$5,052	$1,944	$1,902	$3,447	$3,150

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2004	2003	2004	2003	2004	2003
Operating Activities:
Net income (loss)	$(9)	$(46)	$(9)	$(46)	$27	$6
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	85	82	66	56	19	26
Intersegment activity	—	—	(102)	(170)	102	170
Changes in operating assets and liabilities	(571)	(691)	37	77	(608)	(768)
Other, net	1	3	(23)	(4)	(3)	1

Net cash from operating activities	(494)	(652)	(31)	(87)	(463)	(565)

Investing Activities:
Expenditures for property, plant and equipment	(34)	(34)	(34)	(33)	—	(1)
Expenditures for equipment on operating leases	(8)	(15)	—	—	(8)	(15)
Other, net (primarily acquisitions and divestitures)	31	39	3	(2)	28	41

Net cash from investing activities	(11)	(10)	(31)	(35)	20	25

Financing Activities:
Intersegment activity	—	—	92	(227)	(92)	227
Net increase (decrease) in indebtedness	483	724	(75)	575	558	149
Dividends paid	—	—	—	—	—	—
Other, net	(1)	—	(1)	—	—	—

Net cash from financing activities	482	724	16	348	466	376

Other, net	(12)	6	(12)	4	—	2

Increase (decrease) in cash and cash equivalents	(35)	68	(58)	230	23	(162)
Cash and cash equivalents, beginning of period	1,944	775	1,801	469	143	306

Cash and cash equivalents, end of period	$1,909	$843	$1,743	$699	$166	$144

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2004.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are more fully described in Note 19, “Option and Incentive Plans” to our 2003 Form 20-F. In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. During 2003, CNH elected to change to a fair value based method of accounting for stock-based compensation, using the Prospective Method, in accordance with SFAS No. 148.

Additionally, compensation expense is reflected in net income (loss) for stock options granted during 2001 with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based compensation for the three months ended March 31, 2004 and 2003:

		Three Months Ended March 31,
		2004	2003
		(in millions, except per share data)
Net income (loss), as reported		$(9)	$(46)
Add:	Stock-based employee compensation
	expense included in reported net income
	(loss), net of tax	—	—
Deduct:	Total stock - based employee compensation
	expense determined under fair value based
	methods, net of tax	(1)	(1)

Pro forma net income (loss)		$(10)	$(47)

Earnings (loss) per share (“EPS”):
	Basic and Diluted EPS — as reported	$(0.07)	$(0.35)

	Basic and Diluted EPS — pro forma	$(0.08)	$(0.36)

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.1 billion and $4.5 billion at March 31, 2004 and December 31, 2003, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of March 31, 2004 and December 31, 2003, $1.9 billion and $1.7 billion, respectively, remained outstanding under these programs.

In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R was required in financial statements of public entities that have interest in structures commonly referred to as special purpose entities (“SPE”) for periods ending after December 15, 2003. The Company adopted the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

As disclosed above and in Note 4, “Accounts and Notes Receivables” of our Form 20-F, our Financial Services operation uses SPEs in the securitization and sale of its receivables. These SPEs meet the criteria of QSPEs, which are exempt from consolidation under Interpretation No. 46R. The Company has also evaluated its other VIEs, the result of which did not have a material effect on the Company’s financial condition or results of operations.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

4.	Inventories — Inventories as of March 31, 2004 and December 31, 2003 consist of the following:

	March 31,	December 31,
	2004	2003
	(in millions)
Raw materials	$439	$416
Work-in-process	283	243
Finished goods and parts	1,989	1,819

Total Inventories	$2,711	$2,478

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the three months ended March 31, 2004:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	March 31,
	2004	Amortization	and Other	2004
	(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,775	$—	$(1)	$1,774
Construction Equipment	634	—	6	640
Financial Services	145	—	—	145

Total	2,554	—	5	2,559

Intangibles	839	(10)	(1)	828

Total Goodwill and Intangibles	$3,393	$(10)	$4	$3,387

As of March 31, 2004 and December 31, 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

		March 31, 2004			December 31, 2003
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$73	$262	$335	$69	$266
Dealer Network	25	216	37	179	216	35	181
Other	10-30	170	56	114	188	69	119

		721	166	555	739	173	566

Intangible assets
not subject to amortization:
Trademarks		273	—	273	273	—	273

		$994	$166	$828	$1,012	$173	$839

CNH recorded amortization expense of approximately $10 million for the three months ended March 31, 2004. CNH recorded amortization expense of approximately $37 million for the year ended December 31, 2003. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2004 to 2008 is approximately $35 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of March 31, 2004 and December 31, 2003:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003	2004	2003
			(in millions)
Short-term debt:
With Fiat Affiliates	$730	$698	$556	$403	$174	$295
Other	1,598	1,412	966	1,119	632	293
Intersegment	—	—	—	—	220	312

Total Short-term debt	2,328	2,110	1,522	1,522	1,026	900

Long-term debt:
With Fiat Affiliates	1,667	1,731	1,328	1,380	339	351
Other	3,305	3,155	1,757	1,813	1,548	1,342
Intersegment	—	—	—	—	700	700

Total Long-term debt	4,972	4,886	3,085	3,193	2,587	2,393

Total debt:
With Fiat Affiliates	2,397	2,429	1,884	1,783	513	646
Other	4,903	4,567	2,723	2,932	2,180	1,635
Intersegment	—	—	—	—	920	1,012

Total debt	7,300	6,996	4,607	4,715	3,613	3,293

Less:
Cash and cash equivalents	1,909	1,944	1,743	1,801	166	143
Intersegment notes receivables	—	—	920	1,012	—	—

Net debt	$5,391	$5,052	$1,944	$1,902	$3,447	$3,150

At March 31, 2004, CNH had approximately $4.0 billion available under $7.7 billion total lines of credit and asset-backed facilities. As of March 31, 2004 and December 31, 2003, cash and cash equivalents included approximately $1.4 billion and $1.3 billion, respectively of amounts deposited with Fiat and its affiliates, which are repayable to CNH upon one day’s notice.

7.	Income Taxes — For the three months ended March 31, 2004 and 2003, effective income tax rates were (60.0)% and 27% respectively. For 2004 and 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued losses in certain jurisdictions where no immediate tax benefit is recognized, offset by increased taxable income in jurisdictions where a benefit for losses has not been previously recorded.

8.	Restructuring — During the three months ended March 31, 2004, CNH expensed approximately $19 million of restructuring costs. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions and facility closings. During the three months ended March 31, 2004, CNH utilized approximately $29 million of its total restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities.

9.	Employee Benefit Plans and Postretirement Benefits — On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No.106-1”) that allows sponsors to elect to defer recognition of the effects of the Medicare Act.

CNH is in the process of evaluating the impact of the Medicare Act on its U.S. postretirement health plans. During this period, in accordance with FSP No. 106-1, CNH has elected to defer recognition of the effects of the Medicare Act. Accordingly, the financial statements do not reflect the effects of the Medicare Act. Upon the issuance of final guidance on this matter by the FASB, which is currently expected in the second quarter of 2004, previously issued financial statements may require restatement and future results of operations may be impacted.

In the United States, our contract with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) which represents approximately 3,000 of our active and retiree hourly production and maintenance employees, expires in May 2004. Negotiations began during the first quarter of 2004. The new contract, once ratified by the UAW membership, may result in a plan change to our U.S. defined benefit pension plans or our postretirement health and life insurance plans or both. Any such plan changes would impact our benefit cost computation in periods following ratification.

10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2004 for this commitment is as follows:

Amount
(in millions)
Balance, January 1, 2004	$183
Current year provision	72
Claims paid and other adjustments	(64)

Balance, March 31, 2004	$191

11.	Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 19, 2004. The dividend will be payable on May 25, 2004 to shareholders of record at the close of business on May 18, 2004. Declaration of the dividend was approved by shareholders at the Annual General Meeting, which was held on April 26, 2004.

In April 2003, CNH issued 8 million shares of Series A preference shares (“Series A Preferred Stock”) in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares

12.	Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) as of March 31, 2004 and December 31, 2003 are as follows:

	March 31,	December 31,
	2004	2003
	(in millions)
Cumulative translation adjustment	$(164)	$(156)
Minimum pension liability adjustment, net of taxes of $222 and $222, respectively	(398)	(398)
Deferred gains (losses) on derivative financial instruments, net of taxes of $7 and $7, respectively	(6)	(5)
Unrealized gain on retained interests in securitization transactions, net of taxes of $18 and $13, respectively	13	20

Total	$(555)	$(539)

13.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of Equipment Operations.

A reconciliation of consolidated net income (loss) per U.S. GAAP to results of operations reported to Fiat is as follows:

	Three Months Ended
	March 31,
	2004	2003
	(in millions)
Net income (loss) per U.S. GAAP statements	$(9)	$(46)
Adjustments to convert from U.S. GAAP to accounting principles followed by Fiat:
Amortization of goodwill and other intangibles	(42)	(41)
Restructuring charge	6	3
Other, net	2	(1)

Net income (loss) per accounting principles followed by Fiat	(43)	(85)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	1	—
Income tax provision (benefit)	6	(19)
Restructuring charge	13	5
Net financial expense	95	93
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(4)	(3)

Results of operations per accounting principles followed by Fiat	$68	$(9)

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following summarizes results of operations by segment per accounting principles followed by Fiat:

	Three Months Ended
	March 31,
	2004	2003
	(in millions)
Agricultural Equipment	$48	$18
Construction Equipment	(23)	(42)
Financial Services	44	18
Eliminations	(1)	(3)

Results of operations	$68	$(9)

14.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing first quarter results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the Securities and Exchange Commission. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring

CNH defines net income (loss) before restructuring as U.S. GAAP net income (loss), less U.S. GAAP restructuring charges, net of tax.

The following table reconciles net income (loss) to net income (loss) before restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months Ended
	March 31,
	2004	2003
	(in millions)
Net income (loss)	$(9)	$(46)

Restructuring, net of tax:
Restructuring	19	8
Tax at 34% and 25%, respectively	(6)	(2)

Restructuring, net of tax	13	6

Net Income (loss) before restructuring	$4	$(40)

Weighted-average shares outstanding:
Basic	132.8	131.2

Diluted	133.1	131.2

Basic and Diluted EPS
EPS before restructuring	$0.03	$(0.30)

EPS	$(0.07)	$(0.35)

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended
	March 31,
	2004	2003
	(in millions)
Net sales	$2,663	$2,277
Less:
Cost of goods sold	2,249	1,939

Gross margin	414	338
Less:
Selling, general and administrative	232	218
Research and development	65	70

Industrial operating margin	$117	$50

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended
	March 31,
	2004	2003
	(in millions)
Net Cash Provided (Used) by Operating Activities	$(31)	$(87)
Net Interest Expense:
Interest Expense	79	88
Less: Finance and Interest Income	(16)	(21)

Net Interest Expense	63	67
Income Tax Provision (Benefit)	(11)	(20)
Restructuring:
Equipment Operations	18	6
Financial Services	1	2
Change in Other Operating Activities	88	97

Adjusted EBITDA	$128	$65

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio by CNH.

	Three Months Ended
	March 31,
	2004	2003
	(in millions, except ratio)
Adjusted EBITDA	$128	$65

Net Interest Expense	$63	$67

Interest Coverage Ratio	2.0	1.0

Net Debt

     Net debt is defined as total debt less cash and cash equivalents and intersegment notes receivables. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2004	2003	2004	2003	2004	2003
	(in millions)
Total Debt	$7,300	$6,996	$4,607	$4,715	$3,613	$3,293
Less:
Cash and cash equivalents	1,909	1,944	1,743	1,801	166	143
Intersegment notes receivables	—	—	920	1,012	—	—

Net Debt	$5,391	$5,052	$1,944	$1,902	$3,447	$3,150

Working Capital

Working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2004 using December 31, 2003 exchange rates. The calculation of Equipment Operations working capital is shown below:

		March 31, 2004
	March 31,	at December 31,	December 31,	March 31,
	2004	2003 FX Rates	2003	2003
		(in millions)
Accounts, notes receivable and other — net	$2,215	$2,246	$2,347	$2,153
Inventories	2,711	2,743	2,478	2,330
Accounts payable	(1,840)	(1,868)	(1,836)	(1,682)

Working capital	$3,086	$3,121	$2,989	$2,801

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michael Lecomte
Michel Lecomte
Chief Financial Officer

April 28, 2004